                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     683737
                                 (CUSIP Number)

                          Premier Laser Systems, Inc.
                              Attn: Colette Cozean
                                3 Morgan Avenue
                                Irvine, CA 92718

                                with a copy to:

                            Peter J. Tennyson, Esq.
                            William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                       695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               February 25, 1998
                      (Date of Event Which Requires Filing
                               of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
   ------------------------------
   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)

                                    (Continued on following pages)
   CUSIP No. 683737                   13D                     Page 2 of 7 Pages

   1.   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        PREMIER LASER SYSTEMS, INC.
        33-0472684

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[_]
                                                           b[X]

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS*

        WC

   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                  [_]

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

   NUMBER OF                  7.   SOLE VOTING POWER
   SHARES
   BENEFICIALLY                    2,131,758
   OWNED BY
   EACH                       8.   SHARED VOTING POWER
   REPORTING
   PERSON                                  0
   WITH

                              9.   SOLE DISPOSITIVE POWER

                                   2,131,758

                              10.  SHARED DISPOSITIVE POWER

                                           0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,131,758

   CUSIP No. 683737                  13D                      Page 3 of 7 Pages


   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [_]

        N/A

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF FEBRUARY 26, 1998.

   14.  TYPE OF PERSON REPORTING

        CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D


             This Amendment No. 4 (the "Amendment") amends and supplements the
   Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by the Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998 by the Amendment No. 2 to the Original
   Schedule 13D filed with the Commission on January 20, 1998, and by Amendment No. 3 filed with the Commission on February 12, 1998 with respect to the purchase by Premier Laser Systems, Inc. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OIS") (as amended, the "Schedule 13D").
   Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

   Item 4.   Purpose of Transaction.

             The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

             After extensive negotiations concerning Premier's potential acquisition of OIS, Premier entered into an agreement with OIS, wherein, among other things, Premier agreed to make an offer to all OIS shareholders with a view to acquiring OIS and OIS agreed to recommend Premier's offer and not to solicit any acquisition proposals competing with Premier's proposal.
   A copy of this Stock Purchase Agreement (the "Agreement") is attached hereto as Exhibit 99.6 and is hereby incorporated by reference.

             Under the Agreement, Premier is committed to offering each OIS shareholder, in exchange for each OIS share, $1.75 per share in cash, $0.25 in value (measured by a formula in the Agreement) of Premier common stock, one Class C Warrant and one Class D Warrant (collectively, the "Warrants"), each exercisable for fractional shares of Premier Common Stock having a value (at the measurement dates) of $0.25, but with the exercisability of such warrants dependent on a achievement of certain sales targets for OIS products. Premier's investment and financial advisor placed a value of $2.18 per share of OIS (the "Offer Value") on this combination of cash and securities. A fuller description of these targets and the terms of the Warrants is contained in each of Exhibits 99.7 and 99.8.

             Simultaneously with signing the Agreement, Premier entered into individual purchase agreements ("Purchase Agreement" or "Purchase Agreements") with Mark S. Blumenkranz, M.D. and Recia Blumenkranz, M.D. (collectively, the "Blumenkranzes"); Stanley Chang, M.D. ("Chang") and J.B. Oxford & Company ("JBO") providing for these parties to sell to Premier 421,052, 50,000 and 259,308 shares, respectively, of OIS common stock. Additionally, JBO sold to Premier, pursuant to the terms of the Purchase Agreement, warrants (the "JBO Warrants") to purchase 250,000 shares of OIS
   common stock.  Premier exercised the JBO Warrants on February 26, 1998.   The
   above sales and the exercise of the JBO Warrants have resulted in Premier's owning 2,131,758 shares, or approximately 51.3% of the OIS shares. The sales, which occurred on February 26, 1998, together with the exercise of the JBO Warrant, resulted in an aggregate consideration of $2,137,184.80, using the Offer Value. The Purchase Agreements with the Blumenkranzes (Mark Blumenkranz being an OIS director) and JBO provide for rescission if Premier fails to make, or withdraws, the offer to all stockholders provided for in the Agreement.

                 To permit the offer contemplated by the Agreement and the sales to Premier accomplished by the three individual agreements, OIS' board of directors, after considering the terms of the Agreement and an opinion as to the fairness of Premier's offer to the OIS shareholders, rendered by OIS' independent financial advisors, modified OIS' previously adopted rights plan.

                 The Purchase Agreements with the Blumenkranzes, Chang and JBO are attached as Exhibits 99.9, 99.10 and 99.11 and are incorporated herein by reference. Each of the Purchase Agreements involved the granting of Warrants in substantially the forms of Exhibits 99.7 and 99.8. Registration rights were granted pursuant to Registration Rights Agreements with the Blumenkranzes, Chang and JBO. These documents are in substantially the same form, a copy of one of these agreements is filed as Exhibit 99.12.

   Item 5. Interest in Securities of the Issuer.

                 The response to this item is amended and supplemented by adding the following information:

                 Premier has acquired 421,052 shares from Mark Blumenkranz, M.D. and Recia Blumenkranz, 50,000 shares from Stanley Chang, M.D. and 509,308 shares (inclusive of the 250,000 shares to be issued pursuant to a warrant exercised on February 26, 1998) purchased from J.B. Oxford & Company for a combination of cash and securities valued by Premier at $2.18 per OIS share, or a total of $2,137,184.80. Premier thus has sole voting and dispositive power with respect to 2,131,758 OIS shares, or 51.3% of the 4,155,428 shares outstanding as of February 26, 1998.

                 Premier intends to commence an offer for all OIS shares it does not own as soon as practicable after the effectiveness of its registration statement concerning the securities to be issued after a registration statement being filed with respect to the non-cash consideration becomes effective and to accept for exchange all shares validly tendered in response to such offer. Such offer will be made only by a Prospectus/Offer to Exchange conforming to the Securities Act of 1933 and any applicable state securities laws, and to the Securities Exchange Act of 1934, after the above-described effective date.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 4.

   Item 7.  Material to be Filed as Exhibits.

                 The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

   Exhibit 99.6 Stock Purchase Agreement dated February 25, 1998 between Premier and OIS.

   Exhibit 99.7  Form of Class C Warrant.

   Exhibit 99.8  Form of Class D Warrant.

   Exhibit 99.9 Purchase Agreement dated February 25, 1998 between Premier and Mark S. Blumenkranz, M.D. and Recia Blumenkranz, M.D.

   Exhibit 99.10 Purchase Agreement dated February 25, 1998 between Premier and
                 Stanley Chang, M.D.

   Exhibit 99.11 Purchase Agreement dated February 25, 1998 between Premier and
                 J.B. Oxford & Company.

   Exhibit 99.12 Registration Rights Agreement dated February 25, 1998 between
                 Premier and J.B. Oxford & Company (similar agreements in force with other sellers).

   Exhibit 99.13 Press Release Dated February 26, 1998

   Exhibit 99.14 Press Release Dated February 27, 1998

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 27, 1998

                                         PREMIER LASER SYSTEMS, INC.


                                         By: /s/ Michael L. Hiebert
                                             ----------------------------------
                                             Name: Michael L. Hiebert
                                             Title: Chief Financial Officer